Benchmark Securities, LLC
Supplementary Information
Statement Regarding Schedules II, III, and IV
As of December 31, 2015

Schedules II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.